

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

September 3, 2008

<u>By Facsimile and U.S. Mail</u>

Mr. Thomas Scozzafava
Chief Executive Officer
Seaway Valley Capital Corporation
10-18 Park Street, 2nd Floor
Gouverneur, NY 13642

> **Re:** **Seaway Valley Capital Corporation**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-Q for the fiscal quarter ended March 31, 2008**
> **Filed May 20, 2008**
> **Form 8-K/A1**
> **Filed January 18, 2008**
> **Item 4.02 Form 8-K**
> **Filed August 27, 2008**
> **File No. 001-11115**

Dear Mr. Scozzafava:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief